December 23, 2009

Office of Filings, Information & Consumer Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Richard Pfordte
Valerie J. Lithotomos
Division of Investment Management

Re:	Eaton Vance Limited Duration Income Fund (1933 Act File No. 333-161589)
(the “Registrant”)

Dear Mr. Pfordte and Ms. Lithotomos:

     Reference is made to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (the “Pre-Effective Amendment”) filed with the Securities and Exchange Commission on December 9, 2009 (Accession No. 0000940394-09-000979) relating to the to the reorganization transaction (the “Reorganization”) described therein. In response to discussions with Ms. Lithothomos and Mr. Pfordte of the Securities and Exchange Commission staff, the Registrant revised certain disclosures in the proxy statement/prospectus of the Registrant and Eaton Vance Credit Opportunities Fund (the “Acquired Fund”) included in the Pre-Effective Amendment. Attached please find excerpts from the proxy statement/ prospectus marked to reflect those revisions.

     The revisions include: (1) more detailed discussions of the redemption rights of holders of auction preferred shares (“APS”) of the Acquired Fund and the determinations made by the Boards of Trustees of the Registrant and the Acquiring Fund regarding the redemption of the Acquired Fund APS as part of the Reorganization; and (2) an affirmative statement that no affiliates of the Acquired Fund own Acquired Fund APS.

     The proxy statement/prospectus, as revised, will be filed with the Securities and Exchange Commission pursuant to Rule 497.

Very truly yours, /s/ Deidre E. Walsh Deidre E. Walsh Vice President

Excerpts from Proxy Statement Prospectus of Eaton Vance Limited Duration Income Fund and Eaton Vance Credit Opportunities Fund

Redemption Procedures. Redemption procedures for the Acquired Fund and the Acquiring Fund are also similar. The common shares of each Fund have no redemption rights. However, the Board of each Fund may consider open market share repurchases of, or tendering for, common shares to seek to reduce or eliminate any discount in the market place of the common shares from the NAV thereof. Each Fund’s ability to repurchase, or tender for, its common shares may be limited by 1940 Act asset coverage requirements and by the Rating Agency rating its APS^ . Although a Fund will not ordinarily redeem APS, ^ the By-Laws of each Fund provide for ^ the redemption of APS at $25,000 per share (1) to the extent permitted by the 1940 Act and other applicable law (a) at the option of the Fund or (b) on a mandatory basis in ^ the event that the Fund fails to ^ maintain assets with an aggregate discounted value at least equal to the APS basic maintenance amount or to satisfy the asset coverage requirements of the 1940 Act and such failure ^ is not cured in a timely manner^ or (2) upon the liquidation, dissolution or winding up of the Fund. The By-Laws of each Fund further provide that a merger of a Fund with or into another fund (such as the Reorganization) is not a liquidation, dissolution or winding up of that Fund. Accordingly, if the Acquired Fund and the Acquiring Fund were to proceed with the Reorganization, one of the following courses of action would need to be taken with respect to the Acquired Fund APS: either (i) the Acquired Fund would need to redeem all of the outstanding APS at the liquidation preference amount of the APS in accordance with the terms of the ByLaws; (ii) the Acquiring Fund would need to issue new APS of the Acquiring Fund to holders of the Acquired Fund APS in exchange for such Acquired Fund APS (which exchange would need to be separately approved by the holders of the APS of the Acquired Fund); or (iii) the Acquired Fund wuld need to make a tender offer to repurchase the Acquired Fund APS at a price less than the liquidation preference, subject to the approval of the holders of that APS.

^ The Boards of the Acquired and Acquiring Funds determined that it would be consistent with the interests of each Fund to make appropriate arrangements to redeem the APS in connection with the Reorganization at the liquidation preference. Accordingly, the Acquiring Fund agreed to pay cash consideration equal to the aggregate liquidation preference of the Acquired Fund APS in the Reorganization, which cash will be used by the Acquired Fund to redeem the outstanding APS shares, with each holder receiving the $25,000 liquidation preference per share held. It is in the interest of the Acquiring Fund shareholders for the Fund to issue cash consideration to the Acquired Fund equal in value to the aggregate liquidation preference of the Acquired Fund APS in lieu of issuing Acquiring Fund APS because issuing and maintaining additional APS would entail significant administrative inconvenience and expense for the Acquiring Fund. Moreover, there could be no assurances that the holders of the Acquired Fund APS would provide the requisite approval for the exchange of APS or that all of the holders of the Acquired Fund APS would accept a tender offer at a price less than the liquidation preference, which could jeopardize consummation of the entire Reorganization. Furthermore, in light of the size and nature of its assets, the Acquiring Fund routinely has cash on hand in an amount sufficient to fund the required cash consideration without requiring the Fund to forego any investment opportunities. Accordingly, the payment of cash by the Acquiring Fund to facilitate the redemption of the APS by the Acquired Fund is consistent with the interests of the Acquiring Fund.

Information About APS

The Acquiring Fund currently has 10,665 outstanding APS shares which will remain the same after the Reorganization. The Acquiring Fund will issue cash consideration to the Acquired Fund equal in value to the aggregate liquidation preference of the Acquired Fund APS immediately prior to the Reorganization. As a result, holders of Acquired Fund APS will receive cash in exchange for their Acquired Fund APS and will not become shareholders of the Acquiring Fund. It is in the interest of the Acquiring Fund shareholders for the Fund to, in addition to issuing common shares, issue cash consideration to the Acquired Fund equal in value to the aggregate liquidation preference of the Acquired Fund APS in lieu of issuing Acquiring Fund APS in exchange for the Acquired Fund APS because issuing and maintaining additional APS would entail significant administrative inconvenience and expense and, due to its size and the nature of its assets, the Acquiring Fund routinely has cash on hand in an amount sufficient to fund the required cash consideration without requiring the Fund to forego any investment opportunities. Please see the attached Appendix B – “Information About APS” for more information regarding APS.

Ownership of Shares

To the best of the Acquired Fund’s knowledge, as of November 12, 2009, the following person(s) held the share percentage indicated below, which was owned either (i) beneficially by such person(s) or (ii) of record by such person(s) on behalf of customers who are the beneficial owners of such shares and as to which such record owner(s) may exercise voting rights under certain limited circumstances:

	Acquired Fund
Owner(s)	Common shares (Approximate)	APS (Approximate)

CEDE & Co., New York, NY	98.60%	-
UBS Securities LLC, Zurich,	-	95.94%
Switzerland(1)

(1) The Acquired Fund received notice that UBS Securities LLC beneficially owned 12.34% of the Acquired Fund APS on June 30, 2009. To the best of the Acquired Fund’s knowledge as of November 12, 2009 such ownership is 95.94% of the Acquired Fund APS.

Assuming the consummation of the Reorganization on such date, such persons would own the following percentages in the Combined Fund*:

	Combined Fund
Owner	Common shares (Approximate)	APS (Approximate)*

CEDE & Co., New York, NY	6.01%	-

*The APS will be the APS of the Acquiring Fund which will not change as a result of the Reorganization.

To the best of the Acquiring Fund’s knowledge, as of November 12, 2009, the following person(s) held the share percentage indicated below, which was owned either (i) beneficially by such person(s) or (ii) of record by such person(s) on behalf of customers who are the beneficial owners of such shares and as to which such record owner(s) may exercise voting rights under certain limited circumstances:

	Acquiring Fund
Owner(s)	Common shares (Approximate)	APS Series A-E (Approximate)

CEDE & Co., New York, NY	99.79%	87.05%
UBS Securities LLC, Zurich,	-	13.95%
Switzerland(2)

(2) The Acquiring Fund received notice that UBS Securities LLC beneficially owned 13.95% of the Acquired Fund APS on January 31, 2009. However, the Acquiring Fund is unable to verify such ownership as of November 12, 2009.

Assuming the consummation of the Reorganization on such date, such persons would own the following percentages in the Combined Fund:

	Combined Fund
Owner(s)	Common shares (Approximate)	APS Series A-E* (Approximate)

CEDE & Co. New York, NY	93.99%	87.05%
UBS Securities LLC, Zurich,	-	13.95%
Switzerland(2)

* The APS will be the APS of the Acquiring Fund which will not change as a result of the Reorganization.

(2) The Acquiring Fund received notice that UBS Securities LLC beneficially owned 13.95% of the Acquired Fund APS on January 31, 2009. However, the Acquiring Fund is unable to verify such ownership as of November 12, 2009.

As of November 12, 2009, the Trustees and officers of the Acquiring Fund owned in the aggregate less than 1% of the outstanding Acquiring Fund common shares and owned no Acquiring Fund APS.

As of November 12, 2009, the Trustees and officers of the Acquired Fund owned in one aggregate less than 1% of the outstanding Acquired Fund common shares and owned no Acquired Fund APS. In addition to the best of the Acquired Fund’s knowledge, as of November 12, 2009, no affiliate of the Acquired Fund owned any Acquired Fund APS.